TATE & LYLE
CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

RDJA\CB\104811

17 October 2005

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 8 September 2005 to 14 October 2005 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams

Rowan D J Adams
Deputy Company Secretary

Enc.

dlw 10/20

12 September 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 12 September 2005 that as at 8 September 2005 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 30,310,405 ordinary shares in Tate & Lyle PLC, being 6.23 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 53,454,822 ordinary shares in Tate & Lyle PLC as at 4 July 2005 in which they had a notifiable interest which was then 10.98 per cent of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Barclays Global Investors, N.A.	11,659,510	2.3949
Gerrard Ltd	340,700	.0700
Barclays Bank Trust Company Ltd.	21,684	.0045
Barclays Global Investors Japan Ltd.	248,159	.0510
Barclays Capital Securities Ltd.	1,085,983	.2231
Barclays Global Fund Advisors	1,206,284	.2478
Barclays Global Investors Australia Ltd.	570,971	.1173
Barclays Global Investors Japan Trust & Banking	591,872	.1216
Barclays Life Assurance Co. Ltd.	1,682,331	.3456
Barclays Global Investors Ltd.	12,886,726	2.6470
Barclays Global Investors Canada Ltd.	14,583	.0030
Barclays Private Bank and Trust Ltd.	1,602	.0003
Group Holding	**30,310,405**	**6.2261**

Registered Holder	Holding
Barclays Capital Nominees Limited	1,085,983
Barclays Global Investors Canada	14,983
Barclays Trust Co E99	4,955
Barclays Trust Co R69	16,729
BNP Paribas	144,740
Chase Nominees Ltd	264,126
Chase Nominees Ltd	7,284,109
Chase Nominees Ltd	182,358
Chase Nominees Ltd	206,559

CIBC Mellon Global Securities	85,437
Greig Middleton Nominees Limit	11,760
Investors Bank and Trust Co.	2,478,033
Investors Bank and Trust Co.	5,023
Investors Bank and Trust Co.	303,584
Investors Bank and Trust Co.	88,917
Investors Bank and Trust Co.	3,270
Investors Bank and Trust Co.	35,855
Investors Bank and Trust Co.	4,196,734
Investors Bank and Trust Co.	4,188
Investors Bank and Trust Co.	343,702
Investors Bank and Trust Co.	558,612
Investors Bank and Trust Co.	1,639,046
Investors Bank and Trust Co.	135,297
Investors Bank and Trust Co.	89,900
Investors Bank and Trust Co.	13,646
Investors Bank and Trust Co.	6,937
Investors Bank and Trust Co.	1,005,216
Investors Bank and Trust Co.	90,585
JP Morgan (BGI Custody)	152,462
JP Morgan (BGI Custody)	28,949
JP Morgan (BGI Custody)	379,491
JP Morgan (BGI Custody)	256,142
JP Morgan (BGI Custody)	60,127
JP Morgan (BGI Custody)	169,058
JP Morgan (BGI Custody)	247,185
JP Morgan (BGI Custody)	5,322,171
JP Morgan (BGI Custody)	16,320
JP Morgan Chase Bank	14,684
JP Morgan Chase Bank	3,211
JP Morgan Chase Bank	17,738
JP Morgan Chase Bank	18,397
JP Morgan Chase Bank	64,408
JP Morgan Chase Bank	257,838
JP Morgan Chase Bank	13,324
JP Morgan Chase Bank	82,535
JP Morgan Chase Bank	1,595
JP Morgan Chase Bank	51,411
JP Morgan Chase Bank	4,503
JP Morgan Chase Bank	68,284
JP Morgan Chase Bank	8,628
JP Morgan Chase Bank	84,639
JP Morgan Chase Bank	486,332
JP Morgan Chase Bank	13,534
JP Morgan Chase Bank	5,089
JP Morgan Chase Bank	6,598

JP Morgan Chase Bank	72,117
JP Morgan Chase Bank	12,710
JP Morgan Chase Bank	31,544
JP Morgan Chase Bank	1,471
JP Morgan Chase Bank	22,588
JP Morgan Chase Bank	25,913
JP Morgan Chase Bank	16,678
Master Trust Bank	15,516
Mellon Trust – US Custodian/	66,611
Mellon Trust – US Custodian/	210,522
Mellon Trust of New England	250,845
Mitsubishi Trust International	8,071
Mitsubishi Trust International	3,304
Northern Trust Bank – BGI SEPA	70,617
Northern Trust Bank – BGI SEPA	319,474
Northern Trust Bank – BGI SEPA	277,710
R C Greig Nominees Limited	259,501
R C Greig Nominees Limited a/c	45,903
R C Greig Nominees Limited a/c	800
R C Greig Nominees Limited GP1	14,146
R C Greig Nominees Limited SA1	8,590
Reflex Nominees Ltd	1,602
State Street	8,288
State Street Boston	35,762
State Street Boston	293,287
State Street Trust of Canada	97,560
Sumitomo TB	4,738
Group Holding	**30,310,405**

23 September 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 22 September 2005 that, as at 21 September 2005, Causeway Capital Management LLC, through the registered holders listed below, has a notifiable interest in 15,614,242 ordinary shares in Tate & Lyle PLC, being 3.21 per cent. of the ordinary share capital.

Registered Holder	**Holding**
Bank of New York Brussels: Grand Lodge	39,600
Bank of New York Brussels: WBNC – Central PA Teamsters 872304	266,600
Bank One Trust Company	49,500
Boston Safe Deposit and Trust	1,862,949
CBNY – Congregation of the Sisters – Causeway	52,500
CBNY – Incarnate Word Charitable Trust – Causeway	19,400
Chase Nominees Ltd	575,230
Citibank UK London	314,500
HSBC Global Custody Nominees (UK) Limited	750,700
Lloyds Bank Nominees	3,616,419
Nortrust Nominees Ltd	2,224,609
The Bank of New York (Nominees) Ltd	5,804,200
Cede & Co: Smith Barney Multiple Discipline Funds	
All Cap and International Funds	2,100
Citigroup Global Markets Inc: Multiple Discipline Accounts	35,935

29 September 2005 – Tate & Lyle PLC

Trading Update

In line with its regular practice, Tate & Lyle issues the following trading update prior to meeting with stockbrokers' analysts and entering a closed period in respect of the interim results to 30 September 2005. The interim results will be announced on 3 November 2005.

Trading since the update issued on 28 July 2005, prior to the Annual General Meeting, has continued to be in line with our internal expectations. Over the five months to 31 August 2005, profit before tax and amortisation has met our budgetary expectations and is modestly above the corresponding period of the prior year, despite higher interest charges as we invest for growth.

SPLENDA® Sucralose has continued to enjoy strong demand across all major food, beverage and pharmaceutical categories. Similar to 2005, demand from existing customers is expected to outpace production through the year to March 2006. The expansion projects to increase sucralose production capacity in Alabama, USA and Singapore are on schedule and the related capital expenditure is in line with budget.

We are aware that a no-calorie sweetener tabletop product containing sucralose and called "Altern" has been available in one or two stores in the USA. We have determined that the sucralose contained in the product was manufactured in our facility in McIntosh, Alabama. This product has now been withdrawn from sale.

Food & Industrial Ingredients Americas has again demonstrated good growth in value added food ingredients. Industrial ingredients have performed as planned in difficult market conditions. Ethanol has benefited from increased margins in recent months. Commodity sweetener volumes have exceeded our expectations whilst margins have been stable. The citric acid product line has contributed increased profitability. Increased costs, in particular energy and transport, have partially eroded margin gains in this division. As expected, small start up losses have been incurred on both Aquasta™ astaxanthin and the Bio-PDO (Bio-3G) joint ventures.

Food & Industrial Ingredients Europe has achieved higher sales volumes with good growth in food ingredients. This benefit has been partially offset by lower sweetener selling prices and margins following the 2005 calendar year pricing round, and higher costs, particularly energy and transport. These cost increases will affect second half performance and will need to be recovered in the 2006 calendar year pricing round.

Profitability in our EU sugar refining business has been substantially reduced with oversupply in the market coupled with the expected higher cost of export licenses. Energy costs were also higher. This profit reduction has partially been offset by a good performance in sugar trading. A fire in our Portuguese

refinery resulted in a loss of raw sugar stock which resulted in a small loss in our re-insurance operation. In Canada, performance has been as expected, but below the level of the comparative period.

Overall, our expectations for the full financial year to March 2006 remain unchanged. Looking further forward, if prevailing energy prices persist through our financial year 2007 it would increase our costs by around £40 million. We aim to recover this through product pricing.

There has not been any new information or clarification on the proposals for reform of the EU sugar regime which were tabled by the European Commission on 22 June 2005. Our efforts to achieve an equitable solution for our businesses continue. We expect the Commission to announce final proposals for the EU Sugar Regime towards the end of November 2005.

CONTACTS

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861
investorrelations@tateandlyle.com

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,500 employed in joint ventures. Sales in the year to 31 March 2005 totalled £3.3 billion. Additional information can be found on www.tateandlyle.com.

5 October 2005 – Tate & Lyle PLC

Director/PDMR Shareholding

Tate & Lyle PLC was informed on 4 October 2005 by the Manager of the Tate & Lyle PLC Corporate Personal Equity Plans (PEPs) that on 3 October 2005 purchases of Tate & Lyle PLC Ordinary Shares were made for the two Directors of Tate & Lyle PLC detailed below.

i) 182 Tate & Lyle Ordinary Shares were acquired at 456.50 pence per share for PEPs owned by Mr Simon Gifford, who is an executive director of Tate & Lyle PLC. Mr Gifford now has an interest in 76,782 Ordinary shares in Tate & Lyle PLC.

ii) 97 Tate & Lyle Ordinary Shares were acquired at 456.50 pence per share for PEPs owned by Mr Stuart Strathdee, who is an executive director of Tate & Lyle PLC. Mr Strathdee now has an interest in 79,483 Ordinary shares in Tate & Lyle PLC.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

12 October 2005 – Tate & Lyle PLC

Tate & Lyle holds site visit in Decatur, Illinois

Tate & Lyle PLC will be holding a site visit on 12 and 13 October, in Decatur, Illinois. The visit, which will be held at Tate & Lyle's facility in Decatur, will commence at 5.00pm Central Time on 12 October and end at 4.00pm Central Time on 13 October. The meeting will be hosted by Iain Ferguson, Chief Executive, and other senior managers and will be attended by institutional investors and stockbrokers' analysts.

The agenda for the site visit is as follows:

12 October 2005

- Iain Ferguson, Chief Executive will recap on Tate & Lyle's purpose and vision and our strategy to grow our value added business.
- Simon Gifford, Group Finance Director will explain how Tate & Lyle has strengthened its financial position and how Tate & Lyle Food & Industrial Ingredients, Americas' performance has contributed to this.
- Austin Maguire, President of Tate & Lyle Sucralose will provide an update on the SPLENDA® Sucralose business.

13 October 2005

- Lynn Grider, President, Tate & Lyle Food & Industrial Ingredients, Americas will give an overview of the markets in which that business operates and its position within these markets. This will be followed by a tour of the Decatur facility.
- Dr. Robert Schanefelt, Vice President, Global Research & Development will provide an overview of Tate & Lyle's research and development capabilities.
- Michael Augustine, Global Vice President Applications and Technical Service will describe how Tate & Lyle uses its research and development capabilities to provide innovative ingredients solutions for the Group's customers.
- Dr. Jeff Lievense, Vice President, Engineering & Biochemicals R&D will give an update on bio-products. This will be followed by a tour of the research and development facilities.
- Peter Boynton, Senior Vice President, Industrial Ingredients, will give an overview of the industrial markets in which Tate & Lyle operates and Tate & Lyle's position within these markets.
- Tom Doxsie, Senior Vice President, Food Ingredients Americas, will give an overview of the food ingredients market and explain how Tate & Lyle is marketing value added solutions to customers.

The presentations given at the visit will be available on our website on 14 October 2005 (http://www.tateandlyle.com/TateAndLyle/investor_relations/roadshows/default.htm).

For more information contact:

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861
investorrelations@tateandlyle.com

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525 or Mobile: 07713067433
Ferne.hudson@tateandlyle.com

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,500 employed in joint ventures. Sales in the year to 31 March 2005 totalled £3.3 billion. Additional information can be found on www.tateandlyle.com.